

August 3, 2012

Via Email

Andrew Maltin
Chief Executive Officer
MEDL Mobile Holdings, Inc.
18475 Bandilier Circle
Fountain Valley, CA 92708

> **Re:** **MEDL Mobile Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 18, 2012**
> **File No. 333-180983**

Dear Mr. Maltin:

We have reviewed your letter dated July 18, 2012, and the above-referenced filing, and have the following comments. Where we reference prior comments, we are referring to our May 23, 2012 letter.

General

1.   You did not file a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Please file a marked copy on EDGAR with your amended filing. See Rule 472 of Regulation C.

2.   As previously requested, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3.   We note your response to prior comment 20, which states that you acquired Inedible Software as a convenient means to establish a conduit to Apple for future potential. You further state that the main asset acquired in this transaction was Inedible's customer base. Where you refer to the Inedible transaction throughout the filing, please describe the

purpose of this transaction, and clarify that you acquired mainly a customer list as opposed to business operations.

Prospectus Summary

About Us, page 1

4.   The material provided in response to prior comment 2 does not appear to support your claim that you have developed apps that "consistently" top the charts around the globe. Please provide us with additional qualitative or quantitative support for this statement, or revise your disclosure here and on page 14.

Risk Factors

"Major network failures could have an adverse impact on our business," page 4

5.   You state that a "meaningful" portion of your network traffic is hosted by Amazon Web Services. If you have an agreement with Amazon, please explain to us why you have not filed the agreement as an exhibit. See Item 601(b)(10) of Regulation S-K. Alternatively, file any such agreement as an exhibit, and revise the prospectus to describe the material terms of the agreement, such as the duration, the rights and obligations of the parties, and the termination provisions.

Description of Business

Industry Background and Trends, page 11

6.   We note your response to prior comment 8. It is unclear why you have included statistics from 2010 instead of 2011. Please advise. In addition, the IDC report is from December 2010, and the MarketsandMarkets report is from January 2011. Please confirm that you are not aware of similar reports that have been prepared by the authors you cite, or others, after the dates of these sources. If you are aware of any such reports, please confirm that the conclusions do not vary materially from the cited reports, and consider including disclosure regarding the continued utility of the report. Finally, please revise your statement regarding the predicted future size of the worldwide apps market to reflect the broad range of predictions regarding the future size of the market.

Executive Compensation

Summary Compensation Table, page 25

7.   We are unable to find revised disclosure consistent with your response to prior comment 14. As previously requested, please provide a narrative description of the

options awarded to your named executive officers in 2011 and how you determined the amounts awarded.

Notes to Consolidated Financial Statements

Note 1. Organization and Basis of Presentation

8.   We note that you allocated $144,000 of the purchase price in the Inedible transaction to customer base. Revise to include the disclosures required by ASC 350-30-50-1 and 50-2. In this regard, disclose the amortization period for this acquired intangible and tell us why you did not record any amortization expense for this asset during the quarter ended March 31, 2012.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 31

9.   We note your response to prior comment 19 and the revised disclosures on page 37 where you indicate that for a majority of your contracts you recognize revenue using the percentage-of-completion method. You further state that you measure completion based on achieving milestones. Please explain further what milestones are achieved at the time the contract is signed and you receive the non-refundable deposit. In this regard, you refer to various costs that are incurred in preparation of development; however, these items appear to be typical sales costs incurred in marketing your services to potential clients. As such, it remains unclear, why you believe it is appropriate to recognize up to 50% of the contract fees upon signing the agreement. Please explain further and provide the specific guidance considered.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Harvey J. Kesner, Esq.
        Sichenzia Ross Friedman Ference Anslow LLP